Exhibit 99.5

James Hardie Industries plc
Condensed Consolidated Financial Statements
as of and for the Period Ended 31 December 2017

James Hardie Industries plc
Index

James Hardie Industries plc
Condensed Consolidated Balance Sheets

(Millions of US dollars)	(Unaudited) 31 December 2017	31 March 2017
Assets
Current assets:
Cash and cash equivalents	$231.3	$78.9
Restricted cash and cash equivalents	5.0	5.0
Restricted cash and cash equivalents - Asbestos	13.0	108.9
Restricted short-term investments - Asbestos	78.0	—
Accounts and other receivables, net of provision for doubtful trade debts of US$1.3 million and US$0.9 million as of 31 December 2017 and 31 March 2017	157.3	199.5
Inventories	252.1	202.9
Prepaid expenses and other current assets	18.4	28.3
Insurance receivable - Asbestos	5.1	5.7
Workers’ compensation - Asbestos	3.0	2.9
Total current assets	763.2	632.1
Property, plant and equipment, net	960.2	879.0
Insurance receivable - Asbestos	58.4	58.1
Workers’ compensation - Asbestos	41.3	40.4
Deferred income taxes	29.3	26.9
Deferred income taxes - Asbestos	333.5	356.6
Other assets	22.7	19.6
Total assets	$2,208.6	$2,012.7
Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable and accrued liabilities	$189.4	$173.5
Short-term debt - Asbestos	—	52.4
Dividends payable	45.5	—
Accrued payroll and employee benefits	60.4	60.5
Accrued product warranties	8.1	9.4
Income taxes payable	2.0	1.9
Asbestos liability	115.1	116.4
Workers’ compensation - Asbestos	3.0	2.9
Other liabilities	11.0	11.8
Total current liabilities	434.5	428.8
Long-term debt	783.9	564.5
Deferred income taxes	69.2	94.8
Accrued product warranties	45.1	37.2
Income taxes payable	29.0	—
Asbestos liability	944.8	1,043.3
Workers’ compensation - Asbestos	41.3	40.4
Other liabilities	21.8	15.9
Total liabilities	2,369.6	2,224.9
Commitments and contingencies (Note 9)
Shareholders’ deficit:
Common stock, Euro 0.59 par value, 2.0 billion shares authorized; 441,524,118 shares issued and outstanding at 31 December 2017 and 440,843,275 shares issued and outstanding at 31 March 2017	229.5	229.1
Additional paid-in capital	182.5	173.8
Accumulated deficit	(577.7)	(612.9)
Accumulated other comprehensive income (loss)	4.7	(2.2)
Total shareholders’ deficit	(161.0)	(212.2)
Total liabilities and shareholders’ deficit	$2,208.6	$2,012.7

The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Condensed Consolidated Statements of Operations and Comprehensive Income
 (Unaudited)

	Three Months		Nine Months
	Ended 31 December		Ended 31 December
(Millions of US dollars, except per share data)	2017	2016	2017	2016
Net sales	$495.1	$453.8	$1,528.6	$1,427.3
Cost of goods sold	(312.2)	(298.8)	(989.5)	(913.4)
Gross profit	182.9	155.0	539.1	513.9
Selling, general and administrative expenses	(77.7)	(74.6)	(226.2)	(215.7)
Research and development expenses	(8.3)	(7.3)	(24.4)	(22.2)
Asbestos adjustments	47.0	35.6	36.5	39.0
Operating income	143.9	108.7	325.0	315.0
Interest expense, net of capitalized interest	(9.0)	(7.4)	(23.4)	(21.0)
Interest income	0.7	0.2	1.8	0.7
Loss on early debt extinguishment	(26.1)	—	(26.1)	—
Other income	0.6	1.4	0.2	1.2
Income before income taxes	110.1	102.9	277.5	295.9
Income tax expense	(30.2)	(15.0)	(73.8)	(63.9)
Net income	$79.9	$87.9	$203.7	$232.0
Income per share:
Basic	$0.18	$0.20	$0.46	$0.52
Diluted	$0.18	$0.20	$0.46	$0.52
Weighted average common shares outstanding (Millions):
Basic	441.3	440.7	441.0	443.3
Diluted	442.0	441.6	441.7	444.8
Comprehensive income, net of tax:
Net income	$79.9	$87.9	$203.7	$232.0
Currency translation adjustments	0.2	(12.4)	6.9	(13.5)
Comprehensive income	$80.1	$75.5	$210.6	$218.5

The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Nine Months
	Ended 31 December
(Millions of US dollars)	2017	2016
Cash Flows From Operating Activities
Net income	$203.7	$232.0
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	68.6	62.5
Deferred income taxes	(11.8)	12.7
Stock-based compensation	8.0	6.9
Asbestos adjustments	(36.5)	(39.0)
Excess tax benefits from share-based awards	(0.8)	(2.9)
Loss on early debt extinguishment	26.1	—
Other, net	8.5	10.3
Changes in operating assets and liabilities:
Restricted cash and cash equivalents - Asbestos	70.0	57.9
Payment to AICF	(102.2)	(91.1)
Accounts and other receivables	44.3	28.2
Inventories	(47.7)	(0.4)
Prepaid expenses and other assets	1.8	(5.2)
Insurance receivable - Asbestos	6.2	11.9
Accounts payable and accrued liabilities	13.4	47.5
Asbestos liability	(78.7)	(69.8)
Income taxes payable	29.2	0.7
Other accrued liabilities	37.3	3.6
Net cash provided by operating activities	$239.4	$265.8

Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(148.8)	$(58.5)
Proceeds from sale of property, plant and equipment	7.9	—
Capitalized interest	(3.1)	(1.6)
Net cash used in investing activities	$(144.0)	$(60.1)

Cash Flows From Financing Activities
Proceeds from credit facilities	$280.0	$305.0
Repayments of credit facilities	(455.0)	(385.0)
Proceeds from senior unsecured notes	800.0	77.3
Debt issuance costs	(13.9)	(1.7)
Repayment of senior unsecured notes	(400.0)	—
Call redemption premium paid to note holders	(19.5)	—
Proceeds from issuance of shares	0.2	0.3
Excess tax benefits from share-based awards	—	2.9
Common stock repurchased and retired	—	(99.8)
Dividends paid	(131.3)	(130.2)
Net cash provided by (used in) financing activities	$60.5	$(231.2)

Effects of exchange rate changes on cash	$(3.5)	$6.5
Net increase (decrease) in cash and cash equivalents	152.4	(19.0)
Cash and cash equivalents at beginning of period	78.9	107.1
Cash and cash equivalents at end of period	$231.3	$88.1

Components of Cash and Cash Equivalents
Cash at bank	$227.7	$78.8
Short-term deposits	3.6	9.3
Cash and cash equivalents at end of period	$231.3	$88.1

The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements

1. Background and Basis of Presentation

Nature of Operations
James Hardie Industries plc manufactures and sells fiber cement building products for interior and exterior building construction applications, primarily in the United States, Australia, Canada, New Zealand, the Philippines and Europe.

Basis of Presentation
The condensed consolidated financial statements represent the financial position, results of operations and cash flows of James Hardie Industries plc and its wholly-owned subsidiaries and a special purpose entity. Except as otherwise indicated, James Hardie Industries plc is referred to as “JHI plc.” JHI plc, together with its direct and indirect wholly-owned subsidiaries, are collectively referred to as “James Hardie” or the “Company.” These interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto, included in the Company’s Annual Report on Form 20-F for the fiscal year ended 31 March 2017, which was filed with the United States Securities and Exchange Commission (“SEC”) on 18 May 2017.

The condensed consolidated financial statements included herein are unaudited; however, they contain all adjustments (all of which are normal and recurring) which, in the opinion of the Company’s management, are necessary to state fairly the condensed consolidated balance sheet of the Company at 31 December 2017, the condensed consolidated results of operations and comprehensive income for the three and nine months ended 31 December 2017 and 2016 and the condensed consolidated cash flows for the nine months ended 31 December 2017 and 2016.

The Company has recorded on its balance sheet certain Australian assets and liabilities, including asbestos-related assets and liabilities under the terms of the Amended and Restated Final Funding Agreement (“AFFA”), that are denominated in Australian dollars and subject to translation (Australian entities) or remeasurement (Asbestos Injuries Compensation Fund (“AICF”) entity) into US dollars at each reporting date. Unless otherwise noted, the Company converts Australian dollar denominated assets and liabilities into US dollars at the current spot rate at the end of the reporting period; while revenues and expenses are converted using an average exchange rate for the period.

The results of operations for the three and nine months ended 31 December 2017 are not necessarily indicative of the results to be expected for the full year. The balance sheet at 31 March 2017 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States of America (“US GAAP”) for complete financial statements in this interim financial report.

Reclassifications
Within the operating activities section of the Condensed Consolidated Statement of Cash Flows for the nine months ended 31 December 2016, the Company reclassified the change in the Income Tax Payable balance of US$0.7 million which was previously included within a change in Other Accrued Liabilities, and separated these costs in the change in Income Tax Payable line item, to conform to current year presentation.

2.  Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, which provides guidance requiring companies to recognize revenue depicting the transfer of goods or services to customers in amounts that reflect the payment to which a company expects to be entitled in exchange for those goods or services. ASU No. 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 is effective for annual reporting periods beginning after 15 December 2017, and interim periods within those years, with early adoption permitted for annual reporting periods beginning after 15 December 2016. Companies may use either a full retrospective or a modified retrospective approach to adopt ASU No. 2014-09. The Company will adopt ASU No. 2014-09 (and related clarifying guidance issued by the FASB) starting with the fiscal year beginning 1 April 2018 using a modified retrospective approach. The Company has begun its process for implementing this guidance, including performing a preliminary review of all revenue streams to identify any differences in the timing, measurement or presentation of revenue recognition. The Company will continue to assess the overall impact the adoption will have on its financial statements.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

In February 2016, the FASB issued ASU No. 2016-02, which provides guidance on the amount, timing, and uncertainty of cash flows arising from leases. The standard requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. Lessor accounting will remain largely unchanged from current guidance, however ASU No. 2016-02 will provide improvements that are intended to align lessor accounting with the lessee model and with updated revenue recognition guidance. The amendments in ASU No. 2016-02 are effective for fiscal years and interim periods within those years, beginning after 15 December 2018, with early adoption permitted. The Company has begun its process for implementing this guidance, including performing a preliminary review of all active leases. The Company will adopt ASU No. 2016-02 starting with the fiscal year beginning 1 April 2019 and is currently evaluating the impact of the new guidance on its financial statements.

In March 2016, the FASB issued ASU No. 2016-09, which provides guidance to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in ASU No. 2016-09 were effective for fiscal years and interim periods within those years, beginning after 15 December 2016. Amendments related to the timing of when excess tax benefits are recognized, minimum statutory withholding requirements, forfeitures, and intrinsic value shall be applied on a modified retrospective basis, wherein the beginning retained earnings in the period in which the guidance is adopted should include a cumulative-effect adjustment to reflect the effects of applying the new guidance. Amendments related to the presentation of employee taxes paid on the statements of cash flows shall be applied retrospectively. Amendments requiring recognition of excess tax benefits and tax deficiencies in the consolidated statements of operations and comprehensive income and the practical expedient for estimating term shall be applied prospectively. An entity may elect to apply the amendments related to the presentation of excess tax benefits on the statements of cash flows using either a prospective transition method or a retrospective transition method. The Company adopted ASU No. 2016-09 starting with the fiscal year beginning 1 April 2017. Upon adoption, the Company began recognizing forfeitures as they occur and applied the change in classification of cash flows resulting from excess tax benefits or deficiencies on a prospective basis. The adoption of this standard did not have a material impact on its financial statements, and prior periods have not been adjusted as a result of this standard.

In October 2016, the FASB issued ASU No. 2016-16, which requires entities to recognize the income tax consequences of intra-entity transfers of assets other than inventory when the transfer occurs. The amendments in ASU No. 2016-16 are effective for fiscal years and interim periods within those years, beginning after 15 December 2017, with early adoption permitted. The amendments in ASU No. 2016-16 shall be applied on a modified retrospective basis, wherein the beginning retained earnings in the period in which the guidance is adopted should include a cumulative-effect adjustment to reflect the effects of applying the new guidance. The Company will adopt ASU 2016-16 starting with the fiscal year beginning 1 April 2018 and is currently evaluating the impact of the new guidance on its financial statements.

In November 2016, the FASB issued ASU No. 2016-18, which requires the statement of cash flows to explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The amendments in ASU No. 2016-18 are effective for fiscal years and interim periods within those years, beginning after 15 December 2017, with early adoption permitted. The amendments in ASU No. 2016-18 shall be applied on a retrospective basis for each period presented. The Company will adopt ASU 2016-18 starting with the fiscal year beginning 1 April 2018 and is currently evaluating the impact of the new guidance on its financial statements.

In January 2017, the FASB issued ASU No. 2017-01, which clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of either assets or of businesses. The amendments in ASU No. 2017-01 are effective for fiscal years and interim periods within those years, beginning after 15 December 2017, on a prospective basis. Early application of the amendments in ASU No. 2017-01 is allowable for transactions in which the acquisition date, the date of the deconsolidation of a subsidiary or the date a group of assets is derecognized occurs before the report issuance date. The Company will adopt ASU 2017-01 starting with the fiscal year beginning 1 April 2018 and is currently evaluating the impact of the new guidance on its financial statements.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

3.  Earnings Per Share

The Company discloses basic and diluted earnings per share ("EPS"). Basic EPS is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the Treasury Stock Method that would have been outstanding if the dilutive stock options and restricted stock units (“RSUs”), had been issued.

Accordingly, basic and diluted common shares outstanding used in determining net income per share are as follows:

	Three Months		Nine Months
	Ended 31 December		Ended 31 December
(Millions of shares)	2017	2016	2017	2016
Basic common shares outstanding	441.3	440.7	441.0	443.3
Dilutive effect of stock awards	0.7	0.9	0.7	1.5
Diluted common shares outstanding	442.0	441.6	441.7	444.8

(US dollars)	2017	2016	2017	2016
Net income per share - basic	$0.18	$0.20	$0.46	$0.52
Net income per share - diluted	$0.18	$0.20	$0.46	$0.52

Potential common shares of 2.5 million and 2.3 million for the three and nine months ended 31 December 2017, respectively, and 1.3 million and 1.0 million for the three and nine months ended 31 December 2016, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.

Unless they are anti-dilutive, RSUs which vest solely based on continued employment are considered to be outstanding as of their issuance date for purposes of computing diluted EPS using the Treasury Stock Method. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.

RSUs which vest based on performance or market conditions are considered contingent shares. At each reporting date prior to the end of the contingency period, the Company determines the number of contingently issuable shares to include in the diluted EPS, as the number of shares that would be issuable under the terms of the RSUs arrangement, if the end of the reporting period were the end of the contingency period. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.

4.  Restricted Cash and Cash Equivalents

Included in restricted cash and cash equivalents is US$5.0 million related to an insurance policy at 31 December 2017 and 31 March 2017, which restricts the cash from use for general corporate purposes.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

5.  Inventories

Inventories consist of the following components:

	31 December	31 March
(Millions of US dollars)	2017	2017
Finished goods	$182.0	$146.7
Work-in-process	8.3	6.5
Raw materials and supplies	69.8	57.5
Provision for obsolete finished goods and raw materials	(8.0)	(7.8)
Total inventories	$252.1	$202.9

As of 31 December 2017 and 31 March 2017, US$33.5 million and US$29.8 million, respectively, of the Company’s finished goods inventory was held at vendor managed inventory locations.

6.  Long-Term Debt

At 31 December 2017, the Company held three forms of debt: an unsecured revolving credit facility; a 364-day term loan facility; and senior notes due 2025 and 2028. At 31 March 2017, the Company held two forms of debt: an unsecured revolving credit facility; and senior unsecured notes due 2023. The effective weighted average interest rate on the Company’s total debt was 4.9% and 4.8% at 31 December 2017 and 31 March 2017, respectively. The weighted average term of the unsecured revolving credit facility and senior notes, including undrawn facilities, was 7.2 years and 4.7 years at 31 December 2017 and 31 March 2017, respectively.

Unsecured Revolving Credit Facility

In December 2015, James Hardie International Finance Designated Activity Company (“JHIF”) and James Hardie Building Products Inc. (“JHBP”), each a wholly-owned subsidiary of JHI plc, entered into a US$500.0 million unsecured revolving credit facility (the “Revolving Credit Facility”) with certain commercial banks and HSBC Bank USA, National Association, as administrative agent. The Revolving Credit Facility’s original expiration date was December 2020 and the size of the facility may be increased by up to US$250.0 million.

In December 2017, JHIF amended the Revolving Credit Facility to among other things, extend the maturity date to December 2022.

Debt issuance costs in connection with the Revolving Credit Facility are recorded as an offset to Long-Term Debt in the Company’s condensed consolidated balance sheets and are being amortized as interest expense using the effective interest method over the stated term of 5 years. At 31 December 2017 and 31 March 2017, the Company's total debt issuance costs have an unamortized balance of US$3.5 million and US$3.1 million, respectively.

At 31 December 2017, the amount drawn under the Revolving Credit Facility was nil. At 31 March 2017, the amount drawn under the Revolving Credit Facility was US$175.0 million and the effective weighted average interest rate was 2.5%.

Borrowings under the Revolving Credit Facility bear interest at per annum rates equal to, at borrower’s option, either: (i) the London Interbank Offered Rate (“LIBOR”) plus an applicable margin for LIBOR loans; or (ii) a base rate plus an applicable margin for base rate loans.  The base rate is calculated as the highest of (x) the rate that the administrative agent announces from time to time as its prime lending rate, as in effect from time to time, (y) 1/2 of 1% in excess of the overnight Federal Funds Rate, and (z) LIBOR for an interest period of one month plus 1.00%. The applicable margin is calculated based on a pricing grid that in each case is linked to our consolidated net leverage ratio.  For LIBOR loans, the applicable margin ranges from 1.25% to 2.00%, and for base rate loans it ranges from 0.25% to 1.00%. The Company also pays a commitment fee of between 0.20% and 0.35% on the actual daily amount of the unutilized revolving loans.  The applicable commitment fee percentage is based on a pricing grid linked to our consolidated net leverage ratio.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

The Revolving Credit Facility is guaranteed by each of James Hardie International Group Limited ("JHIGL") and James Hardie Technology Limited ("JHTL"), each of which are wholly-owned subsidiaries of JHI plc.

The Revolving Credit Facility agreement contains certain covenants that, among other things, restrict JHIGL and its restricted subsidiaries' ability to incur indebtedness and grant liens other than certain types of permitted indebtedness and permitted liens, make certain restricted payments, and undertake certain types of mergers or consolidations actions. In addition, the Company: (i) must not exceed a maximum of net debt to earnings before interest, tax, depreciation and amortization, excluding all asbestos-related liabilities, assets, income, gains, losses and charges other than AICF payments, all AICF selling, general and administrative (“SG&A”) expenses, all Australian Securities and Investment Commission (“ASIC”)-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses and (ii) must meet or exceed a minimum ratio of earnings before interest, tax, depreciation and amortization to interest charges, excluding all income, expense and other profit and loss statement impacts of asbestos income, gains, losses and charges, all AICF SG&A expenses, all ASIC-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses. At 31 December 2017, the Company was in compliance with all covenants contained in the Revolving Credit Facility agreement.

364-Day Term Loan Facility

In December 2017, JHIF and JHBP entered into a Euro 525.0 million (US$627.4 million based on the exchange rate at 31 December 2017) 364-day term loan facility (the “Term Loan Facility”) with certain commercial banks and HSBC Bank USA, National Association, as administrative agent.

At 31 December 2017, the amount drawn under the Term Loan Facility was nil. The Company anticipates drawing on this Term Loan Facility in the fourth quarter of fiscal year 2018, and will use these funds to complete the Fermacell acquisition. Refer to Note 15 for further details on the Fermacell acquisition.

The Term Loan Facility may be drawn in either Euro or, at the election of JHIF, US Dollars, such equivalent amount to be based on the spot exchange rate, subject to an exchange rate cap of 1.20 US Dollars for 1.00 Euro. Borrowings under the Term Loan Facility will bear interest at per annum rates equal to, at borrower’s option, either: (i) the Euro Interbank Offered Rate ("EURIBOR")/LIBOR plus an applicable margin for EURIBOR/LIBOR loans; or (ii) a base rate plus an applicable margin for base rate loans.  The base rate is calculated as the highest of (x) the rate that the administrative agent announces from time to time as its prime lending rate, as in effect from time to time, (y) 1/2 of 1% in excess of the overnight Federal Funds Rate, and (z) EURIBOR/LIBOR for an interest period of one month plus 1.00%. The applicable margin is calculated based on a pricing grid that in each case is linked to our consolidated net leverage ratio.  For EURIBOR/LIBOR loans, the applicable margin ranges from 1.25% to 2.00%, and for base rate loans it ranges from 0.25% to 1.00%. The Company also pays a ticking fee of between 0.20% and 0.35% on the actual daily amount of the unutilized revolving loans.  The applicable ticking fee percentage is based on a pricing grid linked to our consolidated net leverage ratio.

The Term Loan Facility is guaranteed by each of JHIGL and JHTL, each of which are wholly-owned subsidiaries of JHI plc.

The Term Loan Facility agreement contains certain covenants that, among other things, restrict JHIGL and its restricted subsidiaries' ability to incur indebtedness and grant liens other than certain types of permitted indebtedness and permitted liens, make certain restricted payments, and undertake certain types of mergers or consolidations actions. In addition, the Company: (i) must not exceed a maximum of net debt to earnings before interest, tax, depreciation and amortization, excluding all asbestos-related liabilities, assets, income, gains, losses and charges other than AICF payments, all AICF SG&A expenses, all ASIC-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses and (ii) must meet or exceed a minimum ratio of earnings before interest, tax, depreciation and amortization to interest charges, excluding all income, expense and other profit and loss statement impacts of asbestos income, gains, losses and charges, all AICF SG&A expenses, all ASIC-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses. At 31 December 2017, the Company was in compliance with all covenants contained in the Term Loan Facility agreement.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

2023 Senior Notes

In February 2015, JHIF completed the sale of US$325.0 million aggregate principal amount of its 5.875% senior unsecured notes due 15 February 2023.

In July 2016, JHIF completed the re-offering and sale of an additional US$75.0 million aggregate principal amount of its 5.875% senior notes due 2023. Following the completion of this re-offering, the aggregate principal amount of senior notes due 2023 was US$400.0 million.

In December 2017, JHIF redeemed all US$400.0 million aggregate principal amount of its 5.875% senior notes due 2023. In connection with this redemption, the Company recorded a loss on early debt extinguishment of US$26.1 million, which included US$19.5 million of call redemption premiums and US$6.6 million of unamortized financing costs associated with these notes.

The US$325.0 million 5.875% senior notes due 2023 were sold at an offering price of 99.213% of par value, and incurred debt issuance costs in connection with the offering, which are recorded as an offset to Long-Term Debt on the Company’s consolidated balance sheet. The discount and debt issuance costs had an unamortized balance of US$1.9 million and US$6.0 million at 31 March 2017, respectively.

The US$75.0 million re-offering of the 5.875% senior notes due 2023 were sold at an offering price of 103.0% of par value, and incurred debt issuance costs in connection with the re-offering, which are recorded as an offset to Long-Term Debt on the Company’s consolidated balance sheet. The premium and debt issuance costs had an unamortized balance of US$2.0 million and US$1.5 million at 31 March 2017, respectively.

2025 and 2028 Senior Notes

In December 2017, JHIF completed the sale of US$800.0 million aggregate principal amount of senior unsecured notes. The sale of the senior notes were issued at par with US$400.0 million due 15 January 2025 (the “2025 Notes”) and the remaining US$400.0 million due 15 January 2028 (the “2028 Notes”).
The proceeds from the offering were used for general corporate purposes, including funding the redemption of all US$400.0 million aggregate principal amount of its 2023 senior unsecured notes and the payment of related transaction fees and expenses, the repayment of outstanding borrowings under the Revolving Credit Facility and capital expenditures. The Company will also use net proceeds from this offering to finance a portion of the Fermacell acquisition. Refer to Note 15 for further details on the Fermacell acquisition.
Debt issuance costs in connection with the 2025 and 2028 Notes are recorded as an offset to Long-Term Debt on the Company’s condensed consolidated balance sheet.

Debt issuance costs in connection with the 2025 Notes have an unamortized balance of US$6.3 million at 31 December 2017. The debt issuance costs are being amortized as interest expense using the effective interest method over the stated term of 7 years. Interest is payable semi-annually in arrears on 15 January and 15 July of each year at a rate of 4.75% with first payment due on 15 July 2018.

Debt issuance costs in connection with the 2028 Notes have an unamortized balance of US$6.4 million at 31 December 2017. The debt issuance costs are being amortized as interest expense using the effective interest method over the stated term of 10 years. Interest is payable semi-annually in arrears on 15 January and 15 July of each year at a rate of 5.00% with first payment due on 15 July 2018.
The 2025 and 2028 Notes are guaranteed by each of JHIGL, JHBP and JHTL, each of which are wholly-owned subsidiaries of JHI plc.

The indenture governing the 2025 and 2028 Notes contains covenants that, among other things, limit the ability of the guarantors and their restricted subsidiaries to incur liens on assets, make certain restricted payments, engage in certain sale and leaseback transactions and merge or consolidate with or into other companies. These covenants are subject to certain exceptions and qualifications as described in the indenture. At 31 December 2017, the Company was in compliance with all of its requirements under the indenture related to the 2025 and 2028 Notes.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

The Company’s 2025 and 2028 notes have an estimated fair value of US$807.5 million at 31 December 2017, based on the trading price observed in the market at or near the balance sheet date and are categorized as Level 1 within the fair value hierarchy.

7.  Asbestos

In February 2007, the Company’s shareholders approved the AFFA, an agreement pursuant to which the Company provides long-term funding to AICF.

Asbestos Adjustments

Asbestos-related assets and liabilities are denominated in Australian dollars. The reported values of these asbestos-related assets and liabilities in the Company’s condensed consolidated balance sheets in US dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet dates, the effect of which is included in Asbestos adjustments in the condensed consolidated statements of operations and comprehensive income.

In December 2017, the Company, AICF and the New South Wales Government executed an AFFA Amending Deed which in effect excludes the recovery of caregiver damages (colloquially referred to as Sullivan v Gordon damages) that arose following the promulgation of the Wrongs (Part VB) (Dust and Tobacco-Related Claims) Regulation 2016 by the State of Victoria. As a result of the amendment, AICF reduced the Asbestos liability by A$56.8 million (US$44.3 million based upon the exchange rate at 31 December 2017) in the third quarter of fiscal year 2018. This adjustment is reflected in Asbestos adjustments in the condensed consolidated statements of operations and comprehensive income.

Adjustments in insurance receivables are due to changes in the Company’s assessment of recoverability and are reflected as Asbestos adjustments in the condensed consolidated statements of operations and comprehensive income during the period in which the adjustments occur.

The following table sets forth the Asbestos adjustments included in the condensed consolidated statements of operations and comprehensive income for the three and nine months ended 31 December 2017 and 2016:

	Three Months		Nine Months
	Ended 31 December		Ended 31 December
(Millions of US dollars)	2017	2016	2017	2016
Effect of foreign exchange	$2.7	$35.5	$(12.6)	$39.9
Change in asbestos liability	44.3	—	44.3	—
Adjustments in insurance receivables	—	—	4.5	—
Gain (loss) on foreign currency forward contracts	—	0.1	1.4	(0.9)
Asbestos research and education contribution	—	—	(1.1)	—
Asbestos adjustments	$47.0	$35.6	$36.5	$39.0

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Claims Data

The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	Nine Months
	Ended		For the Years Ended 31 March
	31 December 2017		2017		2016		2015		2014		2013
Number of open claims at beginning of period	352		426		494		466		462		592
Number of new claims	433		557		577		665		608		542
Number of closed claims	423		631		645		637		604		672
Number of open claims at end of period	362		352		426		494		466		462
Average settlement amount per settled claim	A$	260,547	A$	223,535	A$	248,138	A$	254,209	A$	253,185	A$	231,313
Average settlement amount per case closed	A$	231,598	A$	167,563	A$	218,900	A$	217,495	A$	212,944	A$	200,561
Average settlement amount per settled claim	US$	200,513	US$	168,300	US$	182,763	US$	222,619	US$	236,268	US$	238,615
Average settlement amount per case closed	US$	178,235	US$	126,158	US$	161,229	US$	190,468	US$	198,716	US$	206,892

Under the terms of the AFFA, the Company has rights of access to actuarial information produced for AICF by the actuary appointed by AICF, which is currently KPMG Actuarial Pty Ltd. The Company’s disclosures with respect to claims statistics are subject to it obtaining such information, however, the AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the approved actuary. As such, the Company relies on the accuracy and completeness of the information provided by AICF to the approved actuary and the resulting information and analysis of the approved actuary when making disclosures with respect to claims statistics.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Asbestos-Related Assets and Liabilities

The Company has included on its condensed consolidated balance sheets the asbestos-related assets and liabilities of AICF under the terms of the AFFA. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is referred to by the Company as the “Net AFFA Liability.”

	31 December	31 March
(Millions of US dollars)	2017	2017
Asbestos liability – current	$(115.1)	$(116.4)
Asbestos liability – non-current	(944.8)	(1,043.3)
Asbestos liability - Total	(1,059.9)	(1,159.7)

Insurance receivable – current	5.1	5.7
Insurance receivable – non-current	58.4	58.1
Insurance receivable – Total	63.5	63.8

Workers’ compensation asset – current	3.0	2.9
Workers’ compensation asset – non-current	41.3	40.4
Workers’ compensation liability – current	(3.0)	(2.9)
Workers’ compensation liability – non-current	(41.3)	(40.4)
Workers’ compensation – Total	—	—

Loan facility	—	(52.4)
Other net liabilities	(3.5)	(1.6)
Restricted cash and cash equivalents of AICF	13.0	108.9
Restricted short-term investment assets of AICF	78.0	—
Net Unfunded AFFA liability	$(908.9)	$(1,041.0)

Deferred income taxes – non-current	333.5	356.6
Income tax payable	16.0	16.8
Net Unfunded AFFA liability, net of tax	$(559.4)	$(667.6)

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

The following is a detailed rollforward of the Net Unfunded AFFA liability, net of tax, at 31 December 2017:

(Millions of US dollars)	Asbestos Liability	Insurance Receivables	Other Loan Facilities	Restricted Cash and Investments	Other Assets and Liabilities	Net Unfunded AFFA Liability	Deferred Tax Assets	Income Tax Payable	Net Unfunded AFFA Liability, net of tax
Opening Balance - 31 March 2017	$(1,159.7)	$63.8	$(52.4)	$108.9	$(1.6)	$(1,041.0)	$356.6	$16.8	$(667.6)
Asbestos claims paid[1]	77.9	—	—	(77.9)	—	—	—	—	—
Payment received in accordance with AFFA	—	—	—	102.2	—	102.2	—	—	102.2
AICF claims-handling costs incurred (paid)	0.8	—	—	(0.8)	—	—	—	—	—
AICF operating costs paid - non claims-handling	—	—	—	(1.3)	—	(1.3)	—	—	(1.3)
Change in asbestos liability	44.3	—	—	—	—	44.3	—	—	44.3
Impact on deferred income tax due to change in asbestos liability	—	—	—	—	—	—	(14.5)	—	(14.5)
Insurance recoveries	—	(1.6)	—	6.1	—	4.5	—	—	4.5
Movement in income tax payable	—	—	—	—	—	—	(15.9)	(0.6)	(16.5)
Funds repaid to NSW under loan agreement	—	—	51.9	(51.9)	—	—	—	—	—
Other movements	—	—	—	3.9	(1.7)	2.2	0.1	(0.2)	2.1
Effect of foreign exchange	(23.2)	1.3	0.5	1.8	(0.2)	(19.8)	7.2	—	(12.6)
Closing Balance - 31 December 2017	$(1,059.9)	$63.5	$—	$91.0	$(3.5)	$(908.9)	$333.5	$16.0	$(559.4)
_________________________________________

1	Claims paid of US$77.9 million reflects A$101.2 million converted at the average exchange rate for the period based on the assumption that these transactions occurred evenly throughout the period.

AICF Funding
On 3 July 2017, the Company made a payment of A$135.1 million (US$102.2 million) to AICF, representing 35% of its free cash flow for fiscal year 2017. For the 3 July 2017 payment, free cash flow, as defined in the AFFA, was equivalent to the Company's fiscal year 2017 operating cash flows of US$292.1 million. For the three and nine months ended 31 December 2017, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide.

Restricted Short-Term Investments

Short-term investments consist of highly liquid investments held in the custody of major financial institutions. All short-term investments are classified as available for sale and are recorded at market value using the specific identification method. Unrealized gains and losses on the market value of these investments are included as a separate component of Accumulated other comprehensive income (loss). Realized gains and losses on short-term investments are recognized in Other income on the consolidated statements of operations and comprehensive income.

In July 2017, AICF invested A$100.0 million (US$78.0 million, based on the exchange rate at 31 December 2017) of its excess cash in time deposits. These time deposits are reflected within restricted short-term investments on the Company's condensed consolidated balance sheet as of 31 December 2017 and have been classified as available-for-sale. At 31 December 2017, the Company revalued AICF’s short-term investments available-for-sale resulting in a mark-to-market fair value adjustment of nil.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

These time deposits bear a fixed interest rate and have a maturity as follows:

		A$ Millions
Maturity Date	Interest Rate	Total Amount
31 January 2018	2.48%	15.0
28 February 2018	2.48%	15.0
28 March 2018	2.48%	20.0
29 June 2018	2.32%	50.0

AICF - NSW Government Secured Loan Facility

AICF may borrow, subject to certain conditions, up to an aggregate amount of A$320.0 million (US$249.7 million, based on the exchange rate at 31 December 2017) from the New South Wales (“NSW”) Government. The AICF Loan Facility is available to be drawn for the payment of claims through 1 November 2030, at which point, all outstanding borrowings must be repaid. Borrowings made under the AICF Loan Facility are classified as current, as AICF intends to repay the debt within one year.

Interest accrues daily on amounts outstanding, is calculated based on a 365-day year and is payable monthly. AICF may, at its discretion, elect to accrue interest payable on amounts outstanding under the AICF Loan Facility on the date interest becomes due and payable.

At 31 December 2017 and 31 March 2017, AICF had an outstanding balance under the AICF Loan Facility of nil and US$52.4 million, respectively.

8.  Derivative Instruments

The Company uses derivatives for risk management purposes and does not engage in speculative activity. A key risk management objective for the Company is to mitigate interest rate risk associated with the Company’s external credit facilities and foreign currency risk primarily with respect to forecasted transactions denominated in foreign currencies. The determination of whether the Company enters into a derivative transaction to achieve these risk management objectives depends on a number of factors, including market related factors that impact the extent to which derivative instruments will achieve such risk management objectives of the Company.

The Company may from time to time enter into interest rate swap contracts to protect against upward movements in US Dollar LIBOR and the associated interest the Company pays on its external credit facilities. Interest rate swaps are recorded in the financial statements at fair value. Changes in fair value are recorded in the condensed consolidated statements of operations and comprehensive income in Other income.

Interest Rate Swaps

The fair value of interest rate swap contracts is calculated based on the fixed rate, notional principal, settlement date and present value of the future cash inflows and outflows based on the terms of the agreement and the future floating interest rates as determined by a future interest rate yield curve. The model used to value the interest rate swap contracts is based upon well recognized financial principles, and interest rate yield curves can be validated through readily observable data by external sources. Although readily observable data is used in the valuations, different valuation methodologies could have an effect on the estimated fair value. Accordingly, the interest rate swap contracts are categorized as Level 2.

For interest rate swap contracts, the Company has agreed to pay fixed interest rates while receiving a floating interest rate. These contracts have a fair value of US$0.3 million and US$1.1 million at 31 December 2017 and 31 March 2017, respectively, which is included in Accounts payable and accrued liabilities.

At 31 December 2017, the weighted average fixed interest rate of these contracts is 2.1% and the weighted average remaining life is 1.6 years. For the three months ended 31 December 2017, the Company included in Other income an unrealized gain of US$0.8 million and realized loss US$0.2 million on interest rate swap contracts. For the nine

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

months ended 31 December 2017, the Company included in Other income an unrealized gain of US$0.8 million and a realized loss US$0.6 million on interest rate swap contracts.

For the three months ended 31 December 2016, the Company included in Other income an unrealized gain of US$1.8 million and a realized loss of US$0.4 million on interest rate swap contracts. For the nine months ended 31 December 2016, the Company included in Other income an unrealized gain of US$2.3 million and a realized loss of US$1.1 million on interest rate swap contracts.

Foreign Currency Forward Contracts

The Company’s foreign currency forward contracts are valued using models that maximize the use of market observable inputs including interest rate curves and both forward and spot prices for currencies and are categorized as Level 2 within the fair value hierarchy.

Changes in the fair value of forward contracts that are not designated as hedges are recorded in earnings within Other income at each measurement date. As discussed above, these derivatives are typically entered into as economic hedges of changes in currency exchange rates.

The forward contracts had an unrealized gain of nil in the three and nine months ended 31 December 2017 and 2016.

The notional amount of interest rate swap contracts and foreign currency forward contracts represents the basis upon which payments are calculated and are reported on a net basis when a legal and enforceable right of off-set exists.

The following table sets forth the total outstanding notional amount and the fair value of the Company’s derivative instruments:

			Fair Value as of
(Millions of US dollars)	Notional Amount		31 December 2017		31 March 2017
	31 December 2017	31 March 2017	Assets	Liabilities	Assets	Liabilities
Derivatives not accounted for as hedges
Interest rate swap contracts	$100.0	$100.0	$—	$0.3	$—	$1.1
Foreign currency forward contracts	1.2	—	—	—	—	—
Total	$101.2	$100.0	$—	$0.3	$—	$1.1

9.  Commitments and Contingencies

The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class action lawsuits and litigation concerning its products.
Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, except as they relate to asbestos as described in these condensed consolidated financial statements.

Environmental and Legal
The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

10.  Income Taxes

Income taxes payable represents taxes currently payable which are computed at statutory income tax rates applicable to taxable income derived in each jurisdiction in which the Company conducts business. During the nine months ended 31 December 2017, the Company paid tax net of any refunds received of US$33.7 million in Ireland, the United States, Canada, New Zealand and the Philippines.

Deferred income taxes include European and Australian net operating loss carry-forwards. At 31 December 2017, the Company had European tax loss carry-forwards of approximately US$3.1 million and Australian tax loss carry-forwards of approximately US$19.2 million that are available to offset future taxable income in the respective jurisdiction.

The European tax loss carry-forwards relate to losses incurred in prior years during the establishment of the European business. At 31 December 2017, the Company had a valuation allowance against a portion of the European tax loss carry-forwards in respect of which realization is not more likely than not.

The Australian tax loss carry-forwards primarily result from current and prior year tax deductions for contributions to AICF. James Hardie 117 Pty Limited, the performing subsidiary under the AFFA, is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. At 31 December 2017, the Company recognized a tax deduction of US$52.7 million (A$68.5 million) for the current year relating to total contributions to AICF of US$369.1 million (A$456.8 million) incurred in fiscal years 2014 through 2018.

Due to the size and nature of its business, the Company is subject to ongoing reviews by taxing jurisdictions on various tax matters. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognizes a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.

The Company or its subsidiaries file income tax returns in various jurisdictions including Ireland, the United States, Australia, New Zealand, the Philippines and The Netherlands. The Company is no longer subject to US federal examinations by US Internal Revenue Service and Australian federal examinations by the Australian Taxation Office for fiscal years prior to fiscal year 2014.

Taxing authorities from various jurisdictions in which the Company operates are in the process of reviewing the Company’s respective jurisdictional tax returns for various ranges of years. The Company accrues tax liabilities in connection with ongoing audits and reviews based on knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues.

Unrecognized Tax Benefits

At 31 December 2017 and 31 March 2017, the total amount of unrecognized tax benefits and the total amount of interest and penalties accrued by the Company related to unrecognized tax benefits that, if recognized, would affect the tax expense is US$0.7 million and nil, respectively.

The Company recognizes penalties and interest accrued related to unrecognized tax benefits in Income tax expense. During the three and nine months ended 31 December 2017, the total amount of interest and penalties recognized in Income tax expense was nil. The liabilities associated with uncertain tax benefits are included in Other liabilities on the Company’s condensed consolidated balance sheets.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

US Tax Cuts and Jobs Act

On 22 December 2017, the Tax Cuts and Jobs Act (“TCJ Act”) was enacted in the US. The TCJ Act significantly revises the US corporate income tax by, among other things, lowering the US federal corporate income tax rate from 35% to 21%, and implementing a territorial tax system that imposed a tax on unrepatriated earnings of certain subsidiaries of our US subsidiaries.

The Company recorded provisional estimates in respect of the impact of the TCJ Act, as provided by Staff Accounting Bulletin No. 118. During the three months ended 31 December 2017, the Company recorded a charge to income tax expense of an estimated US$2.5 million in respect of income taxes of an estimated US$32.5 million imposed on deemed repatriated earnings of certain subsidiaries of our US subsidiaries, partially offset by an estimated reduction in the value of US-based net deferred tax liability of US$30.0 million. Income taxes due from the deemed repatriation will be paid over an 8 year period. As such, the Company recorded current and non-current income taxes payable in its 31 December 2017 condensed consolidated balance sheet.

This impact of the tax legislation on the Company's future earnings is uncertain. The impact is subject to the potential effect of certain complex provisions in the TCJ Act, and the issuance of regulatory guidance or clarifications that may be issued in the future in respect of these provisions, including the base erosion and anti-abuse tax, global intangible low-taxed income, foreign derived intangible income and others, which the Company is currently reviewing. These provisions will be in effect for the Company beginning in its fiscal year 2019 and it is possible that any impact of these provisions could materially reduce the benefit of the reduction in the US federal corporate income tax rate. Due to the uncertain practical and technical application of many of these provisions, it is currently not possible to reliably estimate whether these provisions will apply and if so, how it would impact the Company.

11.  Stock-Based Compensation

Total stock-based compensation expense consists of the following:

	Three Months		Nine Months
	Ended 31 December		Ended 31 December
(Millions of US dollars)	2017	2016	2017	2016
Liability Awards Expense	$3.4	$1.3	$3.8	$4.3
Equity Awards Expense	3.7	2.5	8.0	6.9
Total stock-based compensation expense	$7.1	$3.8	$11.8	$11.2
As of 31 December 2017, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$22.7 million and will be recognized over an estimated weighted average amortization period of 2.4 years.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

12.  Capital Management and Dividends

The following table summarizes the dividends declared or paid during the fiscal years 2018, 2017 and 2016:

(Millions of US dollars)	US Cents/Security	US$ Millions Total Amount	Announcement Date	Record Date	Payment Date
FY 2018 first half dividend[1]	0.10	44.2	9 November 2017	13 December 2017	23 February 2018
FY 2017 second half dividend	0.28	131.3	18 May 2017	8 June 2017	4 August 2017
FY 2017 first half dividend	0.10	46.6	17 November 2016	21 December 2016	24 February 2017
FY 2016 second half dividend	0.29	130.2	19 May 2016	9 June 2016	5 August 2016
FY 2016 first half dividend	0.09	39.7	19 November 2015	23 December 2015	26 February 2016
FY 2015 special dividend	0.22	92.8	21 May 2015	11 June 2015	7 August 2015
FY 2015 second half dividend	0.27	114.0	21 May 2015	11 June 2015	7 August 2015
________________________________________

1
The FY2018 first half dividend total amount of US$44.2 million represents the value of the dividend declared. Any difference between the amount declared and the amount payable per the Company's condensed consolidated balance sheets is due to unrealized exchange gains or losses associated with the change in the dividend liability between the record date and the balance sheet date.

13.  Operating Segment Information and Concentrations of Risk

The North America Fiber Cement segment manufactures fiber cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States and Canada. The International Fiber Cement segment includes all fiber cement products manufactured in Australia, New Zealand and the Philippines, and sold in Australia, New Zealand, Asia, the Middle East (Israel, Kuwait, Qatar and United Arab Emirates) and various Pacific Islands. This segment also includes product manufactured in the United States that is sold in Europe. The Other Businesses segment includes certain non-fiber cement manufacturing and sales activities in North America, including fiberglass windows. The Research and Development segment represents the cost incurred by the research and development centers. General Corporate costs primarily consist of Asbestos adjustments, officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense, net of rental income, on the Company’s corporate offices.

Operating Segments

The following is the Company’s operating segment information:

	Net Sales to Customers Three Months Ended 31 December		Net Sales to Customers Nine Months Ended 31 December
(Millions of US dollars)	2017	2016	2017	2016
North America Fiber Cement	$376.8	$350.9	$1,168.0	$1,105.7
International Fiber Cement	114.5	99.5	349.2	309.0
Other Businesses	3.8	3.4	11.4	12.6
Worldwide total	$495.1	$453.8	$1,528.6	$1,427.3

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

	Income Before Income Taxes Three Months Ended 31 December		Income Before Income Taxes Nine Months Ended 31 December
(Millions of US dollars)	2017	2016	2017	2016
North America Fiber Cement [1]	$101.3	$75.5	$278.5	$267.8
International Fiber Cement [1]	25.4	21.9	82.4	71.5
Other Businesses	(1.9)	(2.1)	(5.8)	(4.7)
Research and Development [1]	(7.2)	(6.2)	(20.5)	(18.3)
Segments total	117.6	89.1	334.6	316.3
General Corporate [2]	26.3	19.6	(9.6)	(1.3)
Total operating income	143.9	108.7	325.0	315.0
Net interest expense [3]	(8.3)	(7.2)	(21.6)	(20.3)
Loss on early debt extinguishment	(26.1)	—	(26.1)	—
Other income	0.6	1.4	0.2	1.2
Worldwide total	$110.1	$102.9	$277.5	$295.9

	Total Identifiable Assets
	31 December	31 March
(Millions of US dollars)	2017	2017
North America Fiber Cement	$1,012.3	$917.4
International Fiber Cement	346.5	335.7
Other Businesses	29.7	28.4
Research and Development	7.4	12.3
Segments total	1,395.9	1,293.8
General Corporate [4,5]	812.7	718.9
Worldwide total	$2,208.6	$2,012.7
The following is the Company’s geographical information:

	Net Sales to Customers Three Months Ended 31 December		Net Sales to Customers Nine Months Ended 31 December
(Millions of US dollars)	2017	2016	2017	2016
North America	$380.5	$354.3	$1,179.4	$1,118.3
Australia	75.3	62.9	226.4	191.8
New Zealand	18.9	17.7	59.0	54.8
Other Countries	20.4	18.9	63.8	62.4
Worldwide total	$495.1	$453.8	$1,528.6	$1,427.3

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

	Total Identifiable Assets
	31 December	31 March
(Millions of US dollars)	2017	2017
North America	$1,044.6	$953.1
Australia	240.1	237.0
New Zealand	29.9	31.8
Other Countries	81.3	71.9
Segments total	1,395.9	1,293.8
General Corporate [4,5]	812.7	718.9
Worldwide total	$2,208.6	$2,012.7
___________________________________________

1	The following table summarizes research and development costs by segment:

	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of US dollars)	2017	2016	2017	2016
North America Fiber Cement	$1.4	$1.4	$4.5	$4.6
International Fiber Cement	0.5	0.5	1.3	1.1
Research and Development [a]	6.4	5.4	18.6	16.5
	$8.3	$7.3	$24.4	$22.2
[a]
For the three months ended 31 December 2017 and 2016, the R&D segment also included SG&A expenses of US$0.8 million. For the nine months ended 31 December 2017 and 2016, the R&D segment also included SG&A expenses of US$1.9 million and US$1.8 million, respectively.

2	Included in the General Corporate costs are the following:

	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of US dollars)	2017	2016	2017	2016
Asbestos adjustments	$47.0	$35.6	$36.5	$39.0
AICF SG&A expenses	(0.5)	(0.4)	(1.3)	(1.2)

3
The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. All net interest expense is included in General Corporate costs. Included in net interest expense is AICF net interest income of US$0.3 million and AICF net interest expense of US$0.1 million for the three months ended 31 December 2017 and 2016, respectively. Included in net interest expense is AICF net interest expense of US$1.0 million and AICF net interest expense of US$0.8 million for the nine months ended 31 December 2017 and 2016, respectively. See Note 7 for more information.

4
The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in General Corporate costs.

5	Asbestos-related assets at 31 December 2017 and 31 March 2017 are US$533.3 million and US$573.8 million, respectively, and are included in the General Corporate costs.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

14.  Accumulated Other Comprehensive Income (Loss)

During the three and nine months ended 31 December 2017 there were no reclassifications out of Accumulated other comprehensive income (loss):

(Millions of US dollars)	Cash Flow Hedges	Foreign Currency Translation Adjustments	Total
Balance at 31 March 2017	$0.3	$(2.5)	$(2.2)
Other comprehensive income	—	6.9	6.9
Balance at 31 December 2017	$0.3	$4.4	$4.7

15.  Acquisition

On 7 November 2017, the Company entered into a Sale and Purchase Agreement with Xella International S.A, whereby the Company agreed to purchase the stock of German-based Fermacell GmbH for Euro 473.0 million. Fermacell manufactures and sells gypsum fiber and cement-bonded board in continental Europe. The transaction is expected to close in the fourth quarter of fiscal year 2018 and is subject to customary closing conditions.

In December 2017, the Company entered into the Term Loan Facility to finance the transaction and related expenses, and anticipates drawing upon the facility to fund the acquisition. Refer to Note 6 for further details on the Term Loan Facility.